January 6, 2026

Ronald Knutson
Chief Financial Officer
Distribution Solutions Group, Inc.
301 Commerce Street, Suite 1700
Forth Worth, TX 76102

        Re: Distribution Solutions Group, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            File No. 000-10546
Dear Ronald Knutson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services